

03015032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
MAR - 3 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 40867

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING_12/31/02_
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICBA Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Blvd
                                    (No. and Street)

Memphis   Tennessee   38120
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold Devries   (320)-352-6546
                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
                          (Name - *if individual, state last, first, middle name*)

801 Nicollet Avenue, Suite 1300   Minneapolis   MN   55402
  (Address)   (City)   (State)

CHECK ONE:
        ☒ Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, **C.J. Pickering**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ICBA Securities Corporation**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Subscribed and sworn to before me in my presence, this 23rd day of January 2003

NotaryPublic At Large
County of Shelby State of Tennessee

(Signature) Notary Public
My Commission Expires November 15, 2003.

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Securities Corporation (a wholly owned subsidiary of ICBA Community Banking Network, Inc.) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICBA Securities Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 22, 2003

ICBA SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS		2002		2001
Cash and cash equivalents	$	88,162	$	498,310
Certificates of deposit		97,802		190,000
Securities, at market value		619,148		417,649
Accounts receivable from clearing broker-dealer		996,291		803,901
Prepaid expenses		7,341		1,676
	$	1,808,744	$	1,911,536

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities				
Trade payables	$	57,569	$	5,743
Compensation payable		642,724		528,419
Income taxes payable to parent		-		119,177
Due to related parties (Note 2)		123,927		45,046
Royalties payable:				
State independent banker associations (Note 3)		528,064		527,655
ICBA (Note 2)		58,462		131,840
		1,410,746		1,357,880
Stockholder's Equity (Notes 5 and 6)				
Common stock, no par value; authorized and issued 100 shares		70,000		70,000
Contributed capital		65,000		65,000
Retained earnings		262,998		418,656
		397,998		553,656
	$	1,808,744	$	1,911,536

See Notes to Financial Statements.

ICBA SECURITIES CORPORATION

STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions on securities sold	$ 2,372,438	$ 2,526,427
Interest income	15,697	23,359
Total revenues	2,388,135	2,549,786
Expenses:		
Director expenses	70,278	54,062
Promotion expense	15,285	5,369
Royalties — ICBA (Note 2)	669,061	722,387
Royalties — state independent banker associations (Note 3)	763,801	825,741
CBN service contract expense (Note 2)	28,710	25,200
Other expenses	43,658	57,199
Total expenses	1,590,793	1,689,958
Income before income taxes	797,342	859,828
Federal and state income taxes	303,000	331,842
Net income	$ 494,342	$ 527,986

See Notes to Financial Statements.

ICBA SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2002 and 2001

| | Common Stock | | Contributed | Retained | Total Stockholder's |
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2000	100	$ 70,000	$ 65,000	$ 165,670	$ 300,670
Net income	-	-	-	527,986	527,986
Dividends paid	-	-	-	(275,000)	(275,000)
Balance, December 31, 2001	100	70,000	65,000	418,656	553,656
Net income	-	-	-	494,342	494,342
Dividends paid	-	-	-	(650,000)	(650,000)
Balance, December 31, 2002	100	$ 70,000	$ 65,000	$ 262,998	$ 397,998

See Notes to Financial Statements.

4

ICBA SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows From Operating Activities		
Net income	$ 494,342	$ 527,986
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable from clearing broker-dealer	(192,390)	(573,365)
Certificates of deposit	92,198	(90,000)
Securities	(201,499)	(299,769)
Prepaid expenses	(5,665)	2,726
Income taxes payable to parent	(119,177)	119,177
Trade and compensation payables	166,131	524,407
Due to related parties	78,881	79,308
Royalties payable	(72,969)	364,983
Net cash provided by operating activities	239,852	655,453
Cash Flows From Financing Activities		
Dividends paid	(650,000)	(275,000)
Increase (decrease) in cash and cash equivalents	(410,148)	380,453
Cash and Cash Equivalents		
Beginning	498,310	117,857
Ending	$ 88,162	$ 498,310
Supplemental Disclosures of Cash Flow Information		
Cash payments for income taxes	$ 426,800	$ 203,600

See Notes to Financial Statements.

ICBA SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: The Company is a wholly owned subsidiary of ICBA Community Banking Network, Inc. (CBN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The primary business of the Company is the sale of securities as a nonclearing broker-dealer to customers throughout the United States. The Company has registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) and the Municipal Securities Rulemaking Board (MSRB).

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under the terms of the agreement with the clearing broker-dealer, the clearing broker-dealer has agreed to reimburse the Company for program expenses, including but not limited to compensation of employees and general and administrative expenses. Reimbursements of approximately $3,217,000 and $2,245,000 are reflected in the financial statements as a reduction of expenses for the years ended December 31, 2002 and 2001, respectively.

Summary of significant accounting policies:

Cash and cash equivalents: For purposes of reporting the statements of cash flows, cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities transactions: Securities transactions are recorded on a settlement-date basis, generally the third business day following the transaction date. Revenues and related expense on transactions executed but not settled were not material.

Income taxes: The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of income as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ICBA SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 2. Related-Party Transactions

In connection with an administrative services agreement, CBN has charged the Company $28,710 and $25,200 for the years ended December 31, 2002 and 2001, respectively, to cover certain administrative expenses paid for by CBN. In addition, CBN and ICBA periodically pay other direct expenses which are charged back to the Company. At December 31, 2002 and 2001, $123,927 and $45,046, respectively, was payable to CBN and ICBA.

In addition, the Company pays royalties to ICBA for use of its logo and name in marketing. The royalty is based on 30 percent of income before taxes and royalties. The amounts charged to expense were $669,061 and $722,387 for the years ended December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, $58,462 and $131,840, respectively, was payable under this arrangement.

Note 3. Royalties — State Independent Banker Associations

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. This royalty is approximately 30 percent of operating income. The amounts charged to expense were $763,801 and $825,741 for the years ended December 31, 2002 and 2001, respectively. Amounts payable to state independent banker associations amounted to $528,064 and $527,655 at December 31, 2002 and 2001, respectively.

Note 4. 401(k) Plan

The Company has a 401(k) plan, together with ICBA, for all qualified employees. All expenses and contributions are fully reimbursable under the agreement with the clearing broker-dealer.

Note 5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio		6.05 to 1
Net capital	$	233,314
Excess net capital		139,265

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTES TO FINANCIAL STATEMENTS

Note 6.   Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

Amounts due from the clearing broker-dealer are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker-dealer. In addition, the Company has a policy of reviewing, as necessary, the credit of each counterparty with which it conducts business.

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON THE SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the financial statements of ICBA Securities Corporation, a wholly owned subsidiary of ICBA Community Banking Network, Inc., as of December 31, 2002, and have issued our report thereon dated January 22, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 22, 2003

ICBA SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

Net capital:		
Total stockholder's equity	$	397,998
Deductions:		
Investment securities — NASD warrants		20,100
Accounts receivable — other		137,243
Prepaid expenses		7,341
		164,684
Net capital	$	233,314
Aggregate indebtedness:		
Payables and accrued expenses	$	1,410,746
Computation of basic net capital requirements:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$	94,049
Excess net capital		139,265
Ratio of aggregate indebtedness to net capital		6.05 to 1

Statement pursuant to paragraph (d) of rule 17a-5:
There are no material differences between the amount presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA focus report as of December 31, 2002.

ICBA SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

SCHEDULE 3

INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

In planning and performing our audit of the financial statements of ICBA Securities Corporation (a wholly owned subsidiary of ICBA Community Banking Network, Inc.) (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
January 22, 2003